UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

232806109

(CUSIP Number)

T. J. Rodgers President and Chief Executive Officer Cypress Semiconductor Corporation 198 Champion Court San Jose, California 95134 (408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232806109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) T. J. Rodgers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,231,358
	8	SHARED VOTING POWER 472,160
	9	SOLE DISPOSITIVE POWER 9,482,451*
	10	SHARED DISPOSITIVE POWER 472,160
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,954,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes 1,251,093 shares of common stock subject to stock options held by Mr. Rodgers and which are exercisable within 60 days of March 12, 2015.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $0.01 per share, of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company”). The principal executive offices of Cypress are located at 198 Champion Court, San Jose, California 95134.

Item 2.	Identity and Background.

(a) This Schedule 13D/A is being filed by T.J. Rodgers, an individual.

(b) Mr. Rodgers’ business address is: Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

(c) Mr. Rodgers currently serves as President and Chief Executive Officer of Cypress and sits on its Board of Directors. Cypress’s principal executive offices are located at 198 Champion Court, San Jose, California 95134.

(d) Mr. Rodgers has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Rodgers has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rodgers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

This Amendment No. 5 amends and restates the Schedule 13D initially filed on October 24, 2008 (together, with all amendments thereto, the “Schedule 13D”) and is filed to report a decrease in the percentage of shares of Cypress common stock beneficially owned by Mr. Rodgers. In addition to the options disclosed in this schedule which are either vested or are exercisable within 60 days of March 12, 2015, Mr. Rodgers owns securities which are convertible into or exercisable for up to an aggregate of 92,500 shares of common stock that are not currently vested or exercisable within 60 days of March 12, 2015 that were issued to him under Cypress equity compensation plans.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number of shares of common stock of Cypress beneficially owned by Mr. Rodgers is 9,954,611, consisting of:

(i)	8,231,358 shares of common stock held directly by Mr. Rodgers;

(ii)	1,251,093 shares of common stock subject to stock options held by Mr. Rodgers and which are exercisable within 60 days of March 12, 2015;

(iii)	420,000 shares of common stock held by trusts of which Valeta Massey, the spouse of Mr. Rodgers, is trustee; and

(iv)	52,160 shares of common stock held by a trust of which Mr. Rodgers and Valeta Massey are trustees.

The percentage of Cypress’s common stock beneficially owned by Mr. Rodgers is approximately 3.0%, which is calculated, in accordance with rules of the Securities and Exchange Commission, using a total of (a) 330,660,775 shares of Cypress common stock issued and outstanding as of March 12, 2015, and (b) 1,251,093 shares of common stock subject to outstanding options held, as of March 12, 2015, by Mr. Rodgers as described above.

(b) The number of shares of Cypress common stock as to which Mr. Rodgers has:

(i)	Sole power to vote or direct the vote: 8,231,358 shares;

(ii)	Shared power to vote or direct the vote: 472,160 shares; **

(iii)	Sole power to dispose or direct the disposition of: 9,482,451* shares; and

(iv)	Shared power to dispose or direct the disposition of: 472,160 shares. **

*	Includes 1,251,093 shares of common stock subject to stock options held by Mr. Rodgers and which are exercisable within 60 days of March 12, 2015.

**	Mr. Rodgers shares the power to vote, direct the vote, dispose of or direct the disposition of the shares of Cypress common stock listed above with:

(A)	Name: Valeta Massey.

(B)	Business address: c/o T.J. Rodgers, Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

(C)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Valeta Massey is the spouse of Mr. Rodgers.

(D)	Valeta Massey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E)	Valeta Massey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Citizenship: United States

(c) In connection with the closing of the merger, on March 12, 2015, between Cypress and Spansion, Inc. (“Spansion”), pursuant to which Spansion became a wholly-owned subsidiary of Cypress, Cypress issued an aggregate of 164,216,352 shares of Common Stock to the former stockholders of Spansion, Inc.

The information set forth in Item 4 above, which is incorporated by reference in its entirety herein.

(d) No person other than Mr. Rodgers and Valeta Massey, the spouse of Mr. Rodgers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Cypress common stock reported in this Schedule 13D.

(e) Effective March 12, 2015, Mr. Rodgers ceased to be the beneficial owner of more than five percent of the Common Stock, $0.01 par value per share, of the Company.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

4,179,947 of the shares held by Mr. Rodgers are pledged and may be subject to a margin call.

Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rodgers and any person with respect to any securities of the Company other than stock option, restricted stock unit and similar employee equity agreements consistent with those used generally by the Company for employee equity awards.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2015

T. J. RODGERS

/s/ T.J. Rodgers